Exhibit 99.1

ReTo Eco-Solutions Regains NASDAQ Minimum Bid Compliance

BEIJING, CHINA – June 25, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials and manufacturing equipment used to produce construction materials, to project consulting, design and installation, today announced it has regained compliance with NASDAQ’s minimum bid price requirements for continued listing on the Nasdaq Capital Market. On June 24, 2020, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that as a result of the closing bid price of the Company’s common shares having been at $1.00 per share or greater for at least ten consecutive business days, from  June 10, 2020 to June 23, 2020, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “We are pleased to have this matter formally closed. We believe ReTo has a promising future as we enable clean environment solutions and focus on raising awareness among the large number of investors worldwide that prioritize investments in companies, like ReTo, that are bringing environmental, social and governance (“ESG”) mandates to the forefront of their businesses.”

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999 and headquartered in Beijing, ReTo provides a full spectrum of products and services, ranging from the production of environmentally-friendly construction materials and manufacturing equipment used to produce construction materials, to project consulting, design and installation. The Company's proprietary, eco-friendly process repurposes mining waste, including iron tailings, and fly-ash. ReTo’s business extends from China to Canada, the United States, Mongolia, the Middle East, India, South Asia, North Africa and Brazil. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its ability to provide environmental solutions and raise awareness among investors are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

TEL: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
RETO@globalirpartners.com